CONE Midstream Partners LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

September 22, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:	CONE Midstream Partners LP
Registration Statement on Form S-1
File No. 333-198352

Ladies and Gentlemen:

On behalf of CONE Midstream Partners LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on September 24, 2014, or as soon as practicable thereafter, unless the Partnership notifies you otherwise prior to such time.

The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Please direct any questions regarding this correspondence to our counsel, Brett Braden of Latham & Watkins LLP, at
(713) 546-7412.

Very Truly Yours,

/s/ David M. Khani
David M. Khani Chief Financial Officer
CONE Midstream GP LLC

Cc:	John T. Lewis, CONE Midstream GP LLC
Kirk Moore, CONE Midstream GP LLC
Bill Finnegan, Latham & Watkins LLP
Brett Braden, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
George Vlahakos, Andrews Kurth LLP